UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, December 2016
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Record GAAP Gross Margin of 67%, Driven by Growth in Software and Services Revenue
2	BlackBerry Supplemental Financial Information

Document 1

December 20, 2016
FOR IMMEDIATE RELEASE

BlackBerry Reports Record GAAP Gross Margin of 67%, Driven by Growth in Software and Services Revenue

•	GAAP Company total software and services revenues excluding IP increase 50% year over year

•	Company raises full year non-GAAP EPS outlook
Waterloo, ON  - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global software leader in securing, connecting and mobilizing enterprises, today reported financial results for the three months ended November 30, 2016 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q3 Highlights

•	Non-GAAP total revenue of $301 million; GAAP revenue of $289 million

•	Non-GAAP Company total software and services revenues of $172 million; GAAP Company total software and services revenues of $160 million

•	Record non-GAAP gross margin of 70%; Record GAAP gross margin of 67%

•	Adjusted EBITDA of $37 million; positive for twelfth consecutive quarter

•	Non-GAAP earnings per share of $0.02; GAAP EPS loss of ($0.22)

•	Signed agreement with Ford Motor Company for expanded use of BlackBerry’s QNX and security software

•
Entered into a long-term, global software licensing agreement with TCL Communication to design, manufacture, sell and support new BlackBerry-branded mobile devices running BlackBerry’s secure Android software and applications

•	Launched the DTEK60, the latest Android device running BlackBerry’s industry-leading security software

•	Achieved common criteria NIAP certification for BlackBerry 10.3.3, which is targeted for users in government and highly regulated industries

•
Announced plans to launch a Federal Cybersecurity Operations Center to support FedRAMP and other government security certification initiatives; the center will be led by former U.S. Coast Guard CIO, Rear Admiral Bob Day Jr. (retired)

•
After the quarter close, launched BlackBerry Secure, a comprehensive and fully integrated enterprise mobility platform that allows enterprises to increase security, productivity and collaboration, accelerate key business processes and reduce total cost of ownership

•	After the quarter close, announced plans to launch the BlackBerry Innovation Center in Ottawa; the center will focus on developing secure software for connected cars and autonomous driving
Q3 Results
Non-GAAP revenue for the third quarter of fiscal 2017 was $301 million with GAAP revenue of $289 million. The non-GAAP revenue breakdown for the quarter was approximately 55% for the Software & Services segment, 22% for the Service Access Fees (SAF) segment, and 23% for the Mobility Solutions segment.

Approximately 80% of the third quarter Software & Services segment revenue (excluding IP licensing and professional services) was recurring. BlackBerry had over 3,000 enterprise customer orders in the quarter.

Non-GAAP operating income was $12 million, and non-GAAP earnings per share was $0.02.  GAAP net loss for the quarter was $117 million, or ($0.22) per basic share. Adjustments to GAAP net income and earnings per share are summarized in a table below.

Total cash, cash equivalents, short-term and long-term investments was approximately $1.6 billion as of November 30, 2016. This reflects a use of free cash of $154 million, which includes $150 million of cash used in operations. The majority of cash used in operations was attributable to working capital and supplier purchase commitments related to transitioning the device hardware business to a software licensing model. Excluding $605 million in the face value of the company’s debt, the net cash balance at the end of the quarter was approximately $1 billion. Purchase orders with contract manufacturers totaled approximately $35 million at the end of the third quarter, compared to $71 million at the end of the second quarter and down from $298 million in the year ago quarter.

“BlackBerry is now a software company and the market leader in mobile security,” said John Chen, Executive Chairman and CEO, BlackBerry. “We achieved significant milestones in Q3, delivering the highest gross margin in the company’s history for the second consecutive quarter and continuing to transform our infrastructure and operations to support an enterprise software business. These accomplishments drove operating profitability in all business segments and overall positive non-GAAP EPS.”

“As the number of mobile-connected devices continues to proliferate, we expect growing demand in our areas of strength, including security and embedded software,” continued Chen. “The recent agreements with Ford and TCL are positive proof points on our value proposition in these emerging growth areas. We have a pipeline of opportunities to continue our momentum.”

“We remain on track to deliver 30 percent growth in company total software and services revenues for the full fiscal year. We are raising our outlook on profitability for FY17. We now expect to achieve non-GAAP EPS profitability for the full year, up from a prior range of breakeven to a five cent loss. This is the third consecutive quarter we have increased our EPS outlook, reflecting the traction we are achieving in our shift to a software business model. We also anticipate breakeven non-GAAP EPS and approximately breakeven free cash flow in Q4.”

Reconciliation of the Company’s segment results to the consolidated results:
(United States dollars, in millions)

	For the Three Months Ended November 30, 2016 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments (1)	Consolidated U.S. GAAP
Revenue	$164	$70	$67	$301	$—	$301	$(12)	$289
Cost of goods sold	33	39	19	91	—	91	5	96
Gross margin	131	31	48	210	—	210	(17)	193
Operating expenses	91	26	1	118	80	198	109	307
Operating income (loss)	$40	$5	$47	$92	$(80)	$12	$(126)	$(114)

Reconciliation of GAAP revenue, gross margin, gross margin percentage, loss before income taxes, net loss and loss per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and income per share:
(United States dollars, in millions except per share data)

Q3 Fiscal 2017 Non-GAAP Adjustments		For the Three Months Ended November 30, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$289	$193	66.8%	$(118)	$(117)	$(0.22)
Debentures fair value adjustment(2)	Debentures fair value adjustment	—	—	—%	2	2
Write-down of assets held for sale (3)	Selling, marketing and administration	—	—	—%	42	42
RAP charges (4)	Cost of sales	—	5	1.7%	5	5
RAP charges (4)	Research and development	—	—	—%	(1)	(1)
RAP charges (4)	Selling, marketing and administration	—	—	—%	20	20
CORE program recovery (5)	Selling, marketing and administration	—	—	—%	(2)	(2)
Software deferred revenue acquired (6)	Revenue (3)	12	12	1.3%	12	12
Stock compensation expense (7)	Research and development	—	—	—%	4	4
Stock compensation expense (7)	Selling, marketing and administration	—	—	—%	11	11
Acquired intangibles amortization (8)	Amortization	—	—	—%	28	28
Business acquisition and integration costs (9)	Selling, marketing and administration	—	—	—%	5	5
Adjusted		$301	$210	69.8%	$8	$9	$0.02
Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the third quarter of fiscal 2017, the Company reported GAAP gross margin of $193 million or 66.8% of revenue. Excluding the impact of the resource alignment program (“RAP”) charges included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $210 million, or 69.8% of revenue.

(2)
During the third quarter of fiscal 2017, the Company recorded the Q3 Fiscal 2017 Debentures Fair Value Adjustment of $2 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the third quarter of fiscal 2017, the Company incurred charges related to the write-down of assets held for sale of $42 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(4)
During the third quarter of fiscal 2017, the Company incurred charges related to the RAP of approximately $24 million, of which $5 million were included in cost of sale, a recovery of $1 million were included in research and development expense and $20 million were included in selling, marketing and administration expense.

(5)	During the third quarter of fiscal 2017, the Company incurred recoveries related to the CORE program of $2 million, which were included in selling, marketing, and administration expenses.

(6)
During the third quarter of fiscal 2017, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $12 million, which were included in revenue.

(7)
During the third quarter of fiscal 2017, the Company recorded stock compensation expense of $15 million, of which $4 million were included in research and development, and $11 million were included in selling, marketing and administration expenses.

(8)	During the third quarter of fiscal 2017, the Company recorded amortization of intangible assets acquired through business combinations of $28 million, which were included in amortization expense.

(9)
During the third quarter of fiscal 2017, the Company recorded business acquisition and integration costs incurred through business combinations of $5 million, which were included in selling, marketing and administration expenses.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarters ended
	November 30, 2016		August 31, 2016		May 31, 2016		February 29, 2016		November 28, 2015
North America	$167	57.8%	$190	56.9%	$195	48.8%	$216	46.5%	$275	50.2%
Europe, Middle East and Africa	87	30.1%	100	29.9%	155	38.7%	175	37.7%	194	35.4%
Latin America	7	2.4%	13	3.9%	10	2.5%	18	3.9%	24	4.4%
Asia Pacific	28	9.7%	31	9.3%	40	10.0%	55	11.9%	55	10.0%
Total	$289	100.0%	$334	100.0%	$400	100.0%	$464	100.0%	$548	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 11 am ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID # 18826550 or by clicking the link above.

About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing the enterprise of things. Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa.. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: BlackBerry’s plans, strategies and objectives, including BlackBerry’s expectations regarding anticipated demand for, and the timing of, product and service offerings, including its device software; BlackBerry’s expectations regarding its capital requirements in connection with the implementation of its new Mobility Solutions strategy; BlackBerry’s expectations with respect to the strength of its financial resources; BlackBerry’s expectations regarding total software and services revenue growth; and BlackBerry’s expectations regarding its non-GAAP earnings per share and free cash flow.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to, BlackBerry’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and BlackBerry’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the Company’s latest enterprise software platforms and deploy smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability, or to offset the decline in BlackBerry’s service access fees; BlackBerry’s ability to enhance its current products and services, or develop new products and services, in a timely manner, at competitive prices, or to meet customer requirements, or accurately predict emerging technological trends; BlackBerry’s ability to successfully market and distribute new devices, including the PRIV, DTEK50 and DTEK60; the intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry’s security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; risks related to BlackBerry’s ability to attract new personnel and retain existing key personnel; BlackBerry’s dependence on its relationships with network carriers and distributors; risks related to acquisitions and other business initiatives; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively or impact its ability to earn revenues it expects from intellectual property rights; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s reliance on third parties to manufacture and repair its products; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to address inventory and asset risk and the potential for charges related to its inventory and long-lived assets; BlackBerry’s ability to maintain or increase its liquidity; risks related to BlackBerry’s significant indebtedness; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption technology; risks related to the use and disclosure of user and personal information; risks related to foreign operations, including fluctuations in foreign currencies; risks related to potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; BlackBerry’s ability to supplement and manage its catalogue of third-party applications; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices or to comply with applicable laws; risks related to health and safety and hazardous materials usage regulations and network certification risks; costs and other burdens associated with regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; the potential impact of copyright levies in numerous countries; risks related to tax liabilities; risks related to the volatility of the market price of BlackBerry’s common shares; risks related to economic and geopolitical conditions; market and credit risk related to BlackBerry’s cash and investments; and risks relating to the fluctuation of BlackBerry’s quarterly revenue and operating results. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BlackBerry®, BBM™, QNX®, Good® and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the United States and countries around the world. All other trademarks are the property of their respective owners.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the nine months ended
	November 30, 2016	August 31, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Revenue	$289	$334	$548	$1,023	$1,696
Cost of sales	96	236	312	578	965
Gross margin	193	98	236	445	731
Gross margin %	66.8%	29.3%	43.1%	43.5%	43.1%
Operating expenses
Research and development	75	85	100	249	361
Selling, marketing and administration	145	139	177	416	542
Amortization	43	44	68	141	200
Impairment of goodwill	—	—	—	57	—
Impairment of long-lived assets	—	—	—	501	—
Write-down of assets held for sale	42	123	—	165	—
Debentures fair value adjustment	2	62	(5)	40	(390)
	307	453	340	1,569	713
Operating income (loss)	(114)	(355)	(104)	(1,124)	18
Investment loss, net	(4)	(16)	(16)	(35)	(44)
Loss before income taxes	(118)	(371)	(120)	(1,159)	(26)
Provision for (recovery of) income taxes	(1)	1	(31)	—	(56)
Net income (loss)	$(117)	$(372)	$(89)	$(1,159)	$30
Earnings (loss) per share
Basic	$(0.22)	$(0.71)	$(0.17)	$(2.21)	$0.06
Diluted	$(0.22)	$(0.71)	$(0.17)	$(2.21)	$(0.46)

Weighted-average number of common shares outstanding (000’s)
Basic	526,102	522,826	525,103	523,601	526,879
Diluted	526,102	522,826	525,103	523,601	651,879
Total common shares outstanding (000’s)	529,962	523,488	525,701	529,962	525,701

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	November 30, 2016	February 29, 2016
Assets
Current
Cash and cash equivalents	$830	$957
Short-term investments	459	1,420
Accounts receivable, net	199	338
Other receivables	41	51
Inventories	44	143
Income taxes receivable	19	—
Other current assets	67	102
Assets held for sale	87	257
	1,746	3,268
Long-term investments	269	197
Restricted cash	51	50
Property, plant and equipment, net	105	155
Goodwill	559	618
Intangible assets, net	621	1,213
Deferred income tax asset	—	33
	$3,351	$5,534
Liabilities
Current
Accounts payable	$99	$270
Accrued liabilities	273	368
Income taxes payable	—	9
Deferred revenue	272	392
	644	1,039
Long-term debt	607	1,277
Deferred income tax liability	8	10
	1,259	2,326
Shareholders’ Equity
Capital stock and additional paid-in capital	2,498	2,448
Retained earnings (deficit)	(391)	768
Accumulated other comprehensive loss	(15)	(8)
	2,092	3,208
	$3,351	$5,534

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended
	November 30, 2016	November 28, 2015
Cash flows from operating activities
Net income (loss)	$(1,159)	$30
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	182	489
Deferred income taxes	32	(67)
Stock-based compensation	45	42
Loss on disposal of property, plant and equipment	5	46
Impairment of goodwill	57	—
Impairment of long-lived assets	501	—
Write-down of assets held for sale	165	—
Other-than-temporary impairment on cost-based investments	8	—
Debentures fair value adjustment	40	(390)
Other	6	23
Net changes in working capital items:
Accounts receivable, net	139	158
Other receivables	10	54
Inventories	99	(22)
Income tax receivable, net	(19)	157
Other current assets	31	222
Accounts payable	(171)	13
Income taxes payable	(9)	—
Accrued liabilities	(84)	(281)
Deferred revenue	(120)	(217)
Net cash provided by (used in) operating activities	(242)	257
Cash flows from investing activities
Acquisition of long-term investments	(429)	(275)
Proceeds on sale or maturity of long-term investments	215	141
Acquisition of property, plant and equipment	(14)	(25)
Proceeds on sale of property, plant and equipment	4	—
Acquisition of intangible assets	(28)	(43)
Business acquisitions, net of cash acquired	(5)	(689)
Acquisition of short-term investments	(901)	(2,091)
Proceeds on sale or maturity of short-term investments	1,987	2,674
Conversion of cost-based investment to equity securities	10	—
Unrealized loss in equity securities	(2)	—
Net cash provided by (used in) investing activities	837	(308)
Cash flows from financing activities
Issuance of common shares	5	3
Payment of contingent consideration from business acquisitions	(15)	—
Common shares repurchased	—	(57)
Effect of foreign exchange gain on restricted cash	(3)	—
Transfer from restricted cash	2	4
Repurchase of 6% debentures	(1,315)	—
Issuance of 3.75% Debentures	605	—
Net cash used in financing activities	(721)	(50)
Effect of foreign exchange loss on cash and cash equivalents	(1)	(9)
Net decrease in cash and cash equivalents during the period	(127)	(110)
Cash and cash equivalents, beginning of period	957	1,233
Cash and cash equivalents, end of period	$830	$1,123

As at	November 30, 2016	August 31, 2016
Cash and cash equivalents	$830	$1,687
Short-term investments	459	413
Long-term investments	269	321
Restricted cash	51	53
	$1,609	$2,474

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17

Software & Services	$137	$73	$155	$131	$496	$142	$138	$160
Hardware & Other	269	206	220	190	885	152	105	62
Service Access Fees	252	211	173	143	779	106	91	67
Revenue	658	490	548	464	2,160	400	334	289
Cost of sales
Cost of sales	327	301	303	251	1,182	200	139	94
Inventory write-down	21	4	9	3	36	46	97	2
Total cost of sales	348	305	312	254	1,219	246	236	96
Gross margin	310	185	236	210	941	154	98	193
Operating expenses
Research and development	139	122	100	108	469	89	85	75
Selling, marketing and administration	173	186	175	179	712	129	139	145
Amortization	65	67	68	77	277	54	44	43
Impairment of goodwill	—	—	—	—	—	57	—	—
Impairment of long-lived assets	—	—	—	—	—	501	—	—
Abandonment of long-lived assets	1	5	2	127	136	3	—	—
Write-down of assets held for sale	—	—	—	—	—	—	123	42
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)	62	2
Total operating expenses	221	152	340	451	1,164	809	453	307
Operating income (loss)	89	33	(104)	(241)	(223)	(655)	(355)	(114)
Investment loss, net	(16)	(12)	(16)	(15)	(59)	(15)	(16)	(4)
Income (loss) before income taxes	73	21	(120)	(256)	(282)	(670)	(371)	(118)
Provision for (recovery of) income taxes	5	(30)	(31)	(18)	(74)	—	1	(1)
Net income (loss)	$68	$51	$(89)	$(238)	$(208)	$(670)	$(372)	$(117)
Earnings (loss) per share
Basic earnings (loss) per share	$0.13	$0.10	$(0.17)	$(0.45)	$(0.40)	$(1.28)	$(0.71)	$(0.22)
Diluted earnings (loss) per share	$(0.10)	$(0.24)	$(0.17)	$(0.45)	$(0.86)	$(1.28)	$(0.71)	$(0.22)
Weighted-average number of common shares outstanding (000’s)
Basic	529,235	526,314	525,103	524,627	526,303	521,905	522,826	526,102
Diluted	670,539	667,321	525,103	524,627	651,303	521,905	522,826	526,102

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17
LLA impairment charge	$—	$—	$—	$—	$—	$501	$—	$—
Goodwill impairment charge	—	—	—	—	—	57	—	—
Inventory write-down	—	—	—	—	—	41	96	—
Debentures fair value adjustment	(157)	(228)	(5)	(40)	(430)	(24)	62	2
Write-down of assets held for sale	—	—	—	—	—	—	123	42
RAP charges	52	79	33	180	344	25	24	24
CORE program charges (recoveries)	9	6	(6)	2	11	(2)	(2)	(2)
Software deferred revenue acquired	—	1	9	23	33	24	18	12
Stock compensation expense	14	14	14	17	60	12	18	15
Acquired intangibles amortization	9	11	18	28	66	28	28	28
Business acquisition and integration costs	1	—	11	10	22	7	4	5
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	$(72)	$(117)	$74	$220	$106	$669	$371	$126

Non-GAAP Gross Profit	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17
GAAP revenue	$658	$490	$548	$464	$2,160	$400	$334	$289
Software deferred revenue acquired	—	1	9	23	33	24	18	12
Non-GAAP revenue	658	491	557	487	2,193	424	352	301
Total cost of sales	(348)	(305)	(312)	(254)	(1,219)	(246)	(236)	(96)
Non-GAAP adjustments to cost of sales	21	15	5	4	45	48	103	5
Non-GAAP Gross Profit	$331	$201	$250	$237	$1,019	$226	$219	$210

Adjusted EBITDA	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17
GAAP operating income (loss)	$89	$33	$(104)	$(241)	$(223)	$(655)	$(355)	$(114)
Non-GAAP adjustments to operating income (loss)	(72)	(117)	74	220	106	669	371	126
Non-GAAP operating income (loss)	17	(84)	(30)	(21)	(117)	14	16	12
Amortization	164	163	162	127	616	72	57	53
Acquired intangibles amortization	(9)	(11)	(18)	(28)	(66)	(28)	(28)	(28)
Adjusted EBITDA	$172	$68	$114	$78	$433	$58	$45	$37

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17
GAAP Net Income (Loss)	$68	$51	$(89)	$(238)	$(208)	$(670)	$(372)	$(117)
Total Non-GAAP adjustments (three months ended, after-tax)	(72)	(117)	74	220	106	669	371	126
Non-GAAP Net Income (Loss)	$(4)	$(66)	$(15)	$(18)	$(102)	$(1)	$(1)	$9

Non-GAAP Income (Loss) per Share	$(0.01)	$(0.13)	$(0.03)	$(0.03)	$(0.19)	$0.00	$0.00	$0.02

Shares outstanding for Non-GAAP Income (Loss) per share reconciliation	529,235	526,314	525,103	524,627	526,303	521,905	522,826	526,102

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Charge (Recovery) Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17
Research and development	2	—	—	—	2	—	—	—
Selling, marketing and administration	7	6	(6)	2	9	(2)	(2)	(2)
Total CORE Charges	$9	$6	$(6)	$2	$11	$(2)	$(2)	$(2)
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17
Cost of sales	$21	$14	$5	$4	$44	$7	$7	$5
Research and development	13	14	2	18	47	2	—	(1)
Selling, marketing and administration	18	51	26	158	253	16	140	62
Total RAP Charges	$52	$79	$33	$180	$344	$25	$147	$66
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY16	Q2 FY16	Q3 FY16	Q4 FY16	FY16	Q1 FY17	Q2 FY17	Q3 FY17
In cost of sales
Property, plant and equipment	$16	$10	$13	12	$51	$12	$12	$10
Intangible assets	83	86	81	38	288	6	1	—
Total in cost of sales	99	96	94	50	339	18	13	10

In operating expenses amortization
Property, plant and equipment	20	22	16	15	73	12	8	6
Intangible assets	45	45	52	62	204	42	36	37
Total in operating expenses amortization	65	67	68	77	277	54	44	43

Total amortization
Property, plant and equipment	36	32	29	27	124	24	20	16
Intangible assets	128	131	133	100	492	48	37	37
Total amortization	$164	$163	$162	$127	$616	$72	$57	$53

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	12/20/2016	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer